News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT) 13 December 2007

COMPLETION OF THE SALE OF HARCOURT US SCHOOLS EDUCATION BUSINESS TO HOUGHTON MIFFLIN RIVERDEEP GROUP

DETAILS OF SPECIAL DISTRIBUTION AND SHARE CONSOLIDATION

Reed Elsevier is pleased to announce the completion of the sale of its Harcourt US Schools Education Business to Houghton Mifflin Riverdeep Group for $4.0 billion.

This transaction, together with the sales of the Harcourt Assessment and Harcourt Education International businesses to Pearson plc, will deliver to Reed Elsevier total gross proceeds for the whole of its Harcourt Education division of $4.95 billion. This represents 20.8 x 2006 adjusted operating profit; the capital employed, including goodwill and intangible assets, of the Harcourt Education division as of 31 December 2006 was $2.6 billion.

The aggregate net proceeds of the sale of the Harcourt Education division, after taxes and other transaction costs, is approximately $4.0 billion and will be returned to shareholders by way of a Special Distribution followed by a corresponding consolidation of the share capitals of Reed Elsevier PLC and Reed Elsevier NV, details of which are set out below. The sale of the Harcourt Assessment business to Pearson is expected to close in late 2007/early 2008 following US regulatory review and the Special Distribution will be made regardless of whether or not this sale has closed. The sale of the Harcourt Education International businesses to Pearson completed earlier in 2007.

Details of the Special Distribution and Share Consolidation are as follows:

The net proceeds of $4.0 billion will be distributed to shareholders in accordance with the equalisation ratio, such that shareholders in Reed Elsevier PLC and Reed Elsevier NV will receive approximately 52.9% and 47.1% of the distribution, respectively. The special distribution will not be made on the R shares which are held by Reed Elsevier PLC in Reed Elsevier NV, as they are already taken into account in the equalisation ratio. Reed Elsevier PLC shareholders will receive a Special Distribution of 82.0p per share and Reed Elsevier NV shareholders will receive a Special Distribution of €1.767 per share.

The Special Distribution will be accompanied by a Share Consolidation for both Reed Elsevier PLC and Reed Elsevier NV, the terms of which were approved at both companies’ Annual General Meetings earlier this year. The Special Distribution is equivalent to 13.4% of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (not including the R shares held by Reed Elsevier PLC in Reed Elsevier NV) and the effect of the Share Consolidation will be to reduce the number of ordinary shares in issue in Reed Elsevier PLC and Reed Elsevier NV by the same percentage. The purpose of the Share Consolidation is to facilitate comparability of earnings per share and share prices before and after the payment of the Special Distribution. For each company, the Share Consolidation will be on the basis of 58 New Ordinary Shares for every 67 Existing Ordinary Shares.

The expected timeline of principal events is as follows:

Friday, 4 January, 2008	Last day of dealings in Existing Reed Elsevier PLC Ordinary Shares and Existing Reed Elsevier NV Ordinary Shares
6.00pm (GMT) on Friday, 4 January, 2008	Record Date for entitlement to the Special Distribution and for the Share Consolidation
Monday, 7 January, 2008	Ex-dividend date for Special Distribution
Effective date for Share Consolidation
Listing of and commencement of dealings in New
Reed Elsevier PLC Ordinary Shares on the London
Stock Exchange
Listing of and commencement of dealings in New
Reed Elsevier NV Ordinary Shares on Euronext
Amsterdam
New Reed Elsevier PLC Ordinary Shares enabled in CREST and CREST accounts credited with New Reed Elsevier PLC Ordinary Shares
Wednesday, 9 January 2008	New Reed Elsevier NV Ordinary Shares enabled in Euroclear Nederland and Euroclear Nederland accounts credited with New Reed Elsevier NV Ordinary Shares
Friday, 18 January, 2008	Payment of the Special Distribution, settlement
of fractional entitlements to New Reed Elsevier
PLC and New Reed Elsevier NV Ordinary Shares and
despatch of certificates for New Reed Elsevier
PLC Ordinary Shares in Certificated Form.

The Special Distribution per American Depository Share (ADS) is the US dollar equivalent of 328.0p per Reed Elsevier PLC ADS and €3.534 per Reed Elsevier NV ADS. For each company, the Share Consolidation will be on the basis of 58 new ADSs for every 67 existing ADSs. The last day of trading in the Existing ADSs in Reed Elsevier PLC and Reed Elsevier NV will be 4 January 2008 and trading in the new ADSs will commence on 7 January 2008. Holders of Existing ADSs as at the close of trading in New York on 4 January 2008 and after will be entitled to receipt of the Special Distribution on exchange of their existing ADSs for new ADSs. The US dollar amounts of the Special Distribution will be determined on or about 21 January 2008 and be available for payment to ADS holders on and after 28 January 2008 in accordance with the terms of the depositary arrangements.

Notes:

	PLC	NV
Ordinary Shares in issue, including Ordinary Shares held by the Employee Benefit Trust	1,269,007,800	734,710,359

The Special Distribution will not be made on the R shares which are held by Reed Elsevier PLC in Reed Elsevier NV and represent 5.8% of Reed Elsevier NV’s share capital, nor on the ordinary shares held in Treasury other than those held by the Employee Benefit Trust, and these shares are excluded from the figures above.

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For further information please contact:

Sybella Stanley (Investors)
+44 20 7166 5630

Patrick Kerr (Media)
+44 20 7166 5646

Notes to editors

Reed Elsevier Group plc

Reed Elsevier Group plc is a world leading publisher and information provider.  It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.  In 2006, Reed Elsevier made adjusted profit before taxation of £1,052 million on turnover of £5,398 million.  The group employs 36,000 people, including approximately 20,000 in North America. Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.